Exhibit 99.16 CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE		QUARTER:	03	YEAR:	2014
CODE: VOLAR

	STATEMENT OF FINANCIAL POSITION

NEW YORK STOCK
EXCHANGE CODE: VLRS

	AT SEPTEMBER 30, 2014 AND DECEMBER 31, 2013	CONSOLIDATED

	(Thousands of Mexican Pesos)

Ref	Account / Subaccount	Ending current	Previous year end
		Amount	Amount
10000000	Total assets	8,701,084	8,377,784

11000000	Total current assets	3,365,319	3,999,960

11010000	Cash and cash equivalents	1,814,337	2,450,773
11020000	Short-term investments	0	0
11020010	Available-for-sale investments	0	0
11020020	Trading investments	0	0
11020030	Held-to-maturity investments	0	0
11030000	Accounts receivables, net	146,368	222,230
11030010	Accounts receivables	181,031	252,005
11030020	Provisions for doubtful accounts	-34,663	-29,775
11040000	Other receivables, net	401,113	379,929
11040010	Other receivables	401,570	379,929
11040020	Provisions for doubtful accounts	-457	0
11050000	Inventories	127,075	113,835
11051000	Biological current assets	0	0
11060000	Other current assets	876,426	833,193
11060010	Prepaid expenses	224,982	322,971
11060020	Financial instruments	0	11,133
11060030	Assets available for sale	0	0
11060050	Rights and licenses	0	0
11060060	Other	651,444	499,089

12000000	Total non-current assets	5,335,765	4,377,824

12010000	Accounts receivable, net	0	0
12020000	Investments	0	0
12020010	Investments in associates and joint ventures	0	0
12020020	Held-to-maturity investments	0	0
12020030	Available-for-sale investments	0	0
12020040	Other investments	0	0
12030000	Property, plant and equipment, net	1,992,201	1,341,323
12030010	Land and buildings	0	0
12030020	Machinery and industrial equipment	0	0
12030030	Other equipment	1,464,400	953,538
12030040	Accumulated depreciation and amortization	-755,234	-569,100
12030050	Construction in process	1,283,035	956,885
12040000	Investment property	0	0
12050000	Biological non-current assets	0	0
12060000	Intangible assets, net	60,554	79,282
12060010	Goodwill	0	0
12060020	Trademarks	0	0
12060030	Rights and licenses	847	2,009
12060031	Concessions	0	0
12060040	Other intangible assets	59,707	77,273
12070000	Deferred tax assets	349,220	304,525
12080000	Other non-current assets	2,933,790	2,652,694
12080001	Prepaid expenses	0	0
12080010	Financial instruments	0	0
12080020	Employee benefits	0	0
12080021	Available for sale assets	0	0
12080040	Deferred charges	0	0
12080050	Other	2,933,790	2,652,694

20000000	Total liabilities	4,853,840	4,415,414

21000000	Total short-term liabilities	4,021,847	3,871,529

21010000	Financial debt	267,313	266,121
21020000	Stock market loans	0	0
21030000	Other liabilities with cost	0	0
21040000	Suppliers	531,929	533,555
21050000	Taxes payable	605,211	598,976
21050010	Income tax payable	24,814	44,713
21050020	Other taxes payable	580,397	554,263
21060000	Other current liabilities	2,617,394	2,472,877

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE		QUARTER:	03	YEAR:	2014
CODE: VOLAR

	STATEMENT OF FINANCIAL POSITION

NEW YORK STOCK
EXCHANGE CODE: VLRS

	AT SEPTEMBER 30, 2014 AND DECEMBER 31, 2013	CONSOLIDATED

	(Thousands of Mexican Pesos)

Ref	Account / Subaccount	Ending current	Previous year end
		Amount	Amount
21060010	Interest payable	4,053	2,347
21060020	Financial instruments	83,183	31,845
21060030	Deferred revenue	1,494,523	1,393,469
21060050	Employee benefits	0	0
21060060	Provisions	8,967	9,498
21060061	Current liabilities related to available for sale assets	0	0
21060080	Other	1,026,668	1,035,718

22000000	Total long-term liabilities	831,993	543,885

22010000	Financial debt	620,706	293,824
22020000	Stock market loans	0	0
22030000	Other liabilities with cost	0	0
22040000	Deferred tax liabilities	37,285	21,530
22050000	Other non-current liabilities	174,002	228,531
22050010	Financial instruments	43,456	74,306
22050020	Deferred revenue	0	0
22050040	Employee benefits	6,583	5,260
22050050	Provisions	15,780	11,381
22050051	Long-term liabilities related to available for sale assets	0	0
22050070	Other	108,183	137,584

30000000	Total equity	3,847,244	3,962,370

30010000	Equity attributable to equity holders of parent	3,847,244	3,962,370
30030000	Capital stock	2,973,559	2,973,559
30040000	Shares repurchased	0	0
30050000	Premium on issuance of shares	1,785,990	1,785,744
30060000	Contributions for future capital increases	1	1
30070000	Other contributed capital	-107,730	-107,730
30080000	Retained earnings (accumulated losses)	-720,410	-622,717
30080010	Legal reserve	38,250	38,250
30080020	Other reserves	0	0
30080030	Accumulate losses	-660,967	-929,645
30080040	Net (loss) income for the period	-97,693	268,678
30080050	Others	0	0
30090000	Accumulated other comprehensive income (net of tax)	-84,166	-66,487
30090010	Gain on revaluation of properties	0	0
30090020	Actuarial gains (losses) from labor obligations	-375	-375
30090030	Foreign currency translation	0	0
30090040	Changes in the valuation of financial assets available for sale	0	0
30090050	Changes in the valuation of derivative financial instruments	-83,791	-66,112
30090060	Changes in fair value of other assets	0	0
30090070	Share of other comprehensive income of associates and joint ventures	0	0
30090080	Other comprehensive income	0	0
30020000	Non-controlling interest	0	0

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE		QUARTER:	03	YEAR:	2014
CODE: VOLAR

STATEMENT OF FINANCIAL POSITION
INFORMATIONAL DATA

NEW YORK STOCK
EXCHANGE CODE: VLRS

AT SEPTEMBER 30, 2014 AND DECEMBER 31, 2013
CONSOLIDATED
(Thousands of Mexican Pesos)

Ref	Concepts	Ending current	Previous year end
		Amount	Amount
91000010	Short-term foreign currency liabilities	726,447	744,497
91000020	Long term foreign currency liabilities	664,162	368,130
91000030	Capital stock	2,973,559	2,973,559
91000040	Restatement of capital stock	0	0
91000050	Plan assets for pensions and seniority premiums	0	0
91000060	Number of executives (*)	0	0
91000070	Number of employees (*)	2,780	2,692
91000080	Number of workers (*)	0	0
91000090	Outstanding shares (*)	1,011,876,677	1,011,876,677
91000100	Repurchased shares (*)	0	0
91000110	Restricted cash (1)	0	0
91000120	Guaranteed debt of associated companies	0	0

(1)	This concept must be filled when there are guarantees or restrictions that affect cash and cash equivalents
(*)	Data in units

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE	QUARTER:	03	YEAR:	2014
CODE: VOLAR

STATEMENTS OF OPERATIONS

NEW YORK STOCK		CONSOLIDATED
EXCHANGE CODE: VLRS

FOR THE NINE AND THREE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

(Thousands of Mexican Pesos)

Ref	Account / Subaccount	Current Year		Previous year
		Accumulated	Quarter	Accumulated	Quarter
40010000	Revenues	10,078,496	3,994,744	9,818,698	3,721,647
40010010	Services	10,078,496	3,994,744	9,818,698	3,721,647
40010020	Sale of goods	0	0	0	0
40010030	Interests	0	0	0	0
40010040	Royalties	0	0	0	0
40010050	Dividends	0	0	0	0
40010060	Leases	0	0	0	0
40010061	Constructions	0	0	0	0
40010070	Other revenue	0	0	0	0
40020000	Cost of sales	0	0	0	0
40021000	Gross profit	10,078,496	3,994,744	9,818,698	3,721,647
40030000	General expenses	10,300,929	3,636,208	9,314,134	3,349,761
40040000	(Loss) income before other income (expenses), net	-222,433	358,536	504,564	371,886
40050000	Other income, net	213	2,326	9,607	1,933
40060000	Operating (loss) income	-222,220	360,862	514,171	373,819
40070000	Finance income	129,322	122,589	65,200	33,184
40070010	Interest income	16,770	6,477	19,486	6,716
40070020	Gain on foreign exchange, net	112,338	115,914	45,714	26,468
40070030	Gain on derivatives, net	0	0	0	0
40070040	Gain on change in fair value of financial instruments	0	0	0	0
40070050	Other finance income	214	198	0	0
40080000	Finance cost	23,272	9,355	120,392	83,985
40080010	Interest expense	0	0	38,796	12,037
40080020	Loss on foreign exchange, net	0	0	0	0
40080030	Loss on derivatives, net	0	0	0	0
40080050	Loss on change in fair value of financial instruments	0	0	0	0
40080060	Other finance cost	23,272	9,355	81,596	71,948
40090000	Finance income (loss), net	106,050	113,234	-55,192	-50,801
40100000	Share of income (loss) of associates and joint ventures	0	0	0	0
40110000	(Loss) income before income tax	-116,170	474,096	458,979	323,018
40120000	Income tax (expense) benefit	-18,477	126,829	96,572	69,434
40120010	Current tax	2,260	0	9,949	2,837
40120020	Deferred tax	-20,737	126,829	86,623	66,597
40130000	(Loss) income from continuing operations	-97,693	347,267	362,407	253,584
40140000	(Loss) income from discontinued operations	0	0	0	0
40150000	Net (loss) income	-97,693	347,267	362,407	253,584
40160000	Loss attributable to non-controlling interests	0	0	-3,386	0
40170000	(Loss) income attributable to owners of parent	-97,693	347,267	365,793	253,584

40180000	Earnings (loss) income per share basic	-0.10	0.34	0.45	0.30
40190000	Earnings (loss) income per share diluted	-0.10	0.34	0.43	0.29

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE		QUARTER:	03	YEAR:	2014
CODE: VOLAR

NEW YORK STOCK	STATEMENTS OF COMPREHENSIVE INCOME
EXCHANGE CODE: VLRS	OTHER COMPREHENSIVE INCOME (NET OF INCOME TAX)	CONSOLIDATED
FOR THE NINE AND THREE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013
	(Thousands of Mexican Pesos)

		Current year		Previous year
Ref	Account / Subaccount	Accumulated	Quarter	Accumulated	Quarter
40200000	Net (loss) income	-97,693	347,267	362,407	253,584
	Disclosures not be reclassified on income
40210000	Property revaluation gains	0	0	0	0
40220000	Actuarial earnings (loss) from labor obligations	0	0	0	0
40220100	Share of income on revaluation on properties of associates and joint ventures	0	0	0	0

	Disclosures may be reclassified subsequently to income

40230000	Foreign currency translation	0	0	0	0
40240000	Changes in the valuation of financial assets held-for-sale	0	0	0	0
40250000	Changes in the valuation of derivative financial instruments	-17,679	-26,049	20,671	7,321
40260000	Changes in fair value of other assets	0	0	0	0
40270000	Share of other comprehensive income of associates and joint ventures	0	0	0	0
40280000	Other comprehensive income	0	0	0	0

40290000	Total other comprehensive income	-17,679	-26,049	20,671	7,321

	Total comprehensive (loss) income	-115,372	321,218	383,078	260,905

40320000	Comprehensive income (loss), attributable to non-controlling interests	0	0	-3,357	0

40310000	Comprehensive (loss) income, attributable to equity holders of parent	-115,372	321,218	386,435	260,905

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE		QUARTER:	03	YEAR:	2014
CODE: VOLAR

NEW YORK STOCK	STATEMENTS OF OPERATIONS
EXCHANGE CODE: VLRS	INFORMATIONAL DATA
		CONSOLIDATED

FOR THE NINE AND THREE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

(Thousands of Mexican Pesos)

Ref	Account / Subaccount	Current year		Previous year
		Accumulated	Quarter	Accumulated	Quarter
92000010	Operating depreciation and amortization	204,907	86,574	215,904	80,553

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE		QUARTER:	03	YEAR:	2014
CODE: VOLAR

	STATEMENTS OF OPERATIONS
	INFORMATIONAL DATA (12 MONTHS)
NEW YORK STOCK		CONSOLIDATED
EXCHANGE CODE: VLRS

	(Thousands of Mexican Pesos)

Ref	Account / Subaccount	Year
		Current	Previous
92000030	Revenues net (**)	13,262,269	13,038,854
92000040	Operating (loss) income (**)	-419,014	683,633
92000060	Net (loss) income (**)	-194,808	492,000
92000050	(Loss) income, attributable to equity holders of parent (**)	-194,808	494,957
92000070	Operating depreciation and amortization (**)	290,534	285,671

(**)	Information last 12 months

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE		QUARTER:	03	YEAR:	2014
CODE: VOLAR

	STATEMENT OF CHANGES IN EQUITY

NEW YORK STOCK	(Thousands of Mexican Pesos)
EXCHANGE CODE: VLRS
		CONSOLIDATED

	Capital stock	Shares repurchased	Additional paid-in capital	Contributions for future capital Increases	Other capital contributed	Retained earnings (accumulated losses)		Accumulated other comprehensive income (loss)	Equity attributable to holders of parent	Non- controlling interests	Total equity
Concepts						Reserves	Unappropriated earnings (Accumulated Losses)
Balance at January 1, 2013	2,376,098	0	-190,850	1	-133,723	38,250	-929,645	-107,910	1,052,221	22,446	1,074,667

Retrospective adjustments	0	0	0	0	0	0	0	0	0	0	0

Application of comprehensive income to retained earnings	0	0	0	0	0	0	0	0	0	0	0

Reserves	0	0	0	0	0	0	0	0	0	0	0

Dividends	0	0	0	0	0	0	0	0	0	0	0

Capital increase (decrease)	597,461	0	0	0	0	0	0	0	597,461	0	597,461

Repurchase of shares	0	0	0	0	0	0	0	0	0	0	0

(Decrease) increase in Additional paid-in capital	0	0	2,069,264	0	0	0	0	0	2,069,264	0	2,069,264

(Decrease) increase in non-controlling interests	0	0	-69,758	0	0	0	0	0	-69,758	-19,089	-88,847

Other changes	0	0	0	0	97,561	0	1,410	0	98,971	0	98,971

Comprehensive income	0	0	0	0	0	0	365,793	20,642	386,435	-3,357	383,078

Balance at September 30, 2013	2,973,559	0	1,808,656	1	-36,162	38,250	-562,442	-87,268	4,134,594	0	4,134,594

Balance at January 1, 2014	2,973,559	0	1,785,744	1	-107,730	38,250	-660,967	-66,487	3,962,370	0	3,962,370

Retrospective adjustments	0	0	0	0	0	0	0	0	0	0	0

Application of comprehensive income to retained earnings	0	0	0	0	0	0	0	0	0	0	0

Reserves	0	0	0	0	0	0	0	0	0	0	0

Dividends	0	0	0	0	0	0	0	0	0	0	0

Capital increase (decrease)	0	0	0	0	0	0	0	0	0	0	0

Repurchase of shares	0	0	0	0	0	0	0	0	0	0	0

(Decrease) increase in Additional paid-in capital Of shares	0	0	0	0	0	0	0	0	0	0	0

(Decrease) increase in non-controlling interests	0	0	0	0	0	0	0	0	0	0	0

Other changes	0	0	246	0	0	0	0	0	246	0	246

Comprehensive (loss) income	0	0	0	0	0	0	-97,693	-17,679	-115,372	0	-115,372

Balance at September 30, 2014	2,973,559	0	1,785,990	1	-107,730	38,250	-758,660	-84,166	3,847,244	0	3,847,244

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE		QUARTER:	03	YEAR:	2014
CODE: VOLAR

STATEMENT OF CASH FLOWS

NEW YORK STOCK
EXCHANGE CODE: VLRS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013
CONSOLIDATED
(Thousands of Mexican Pesos)

Ref	Account/Subaccount	Current year	Previous year
		Amount	Amount
OPERATING ACTIVITIES
50010000	(Loss) income before income tax	-116,170	458,979
50020000	+(-) Items not requiring cash	-18,256	-20,126
50020010	+ Estimate for the period	0	0
50020020	+ Provision for the period	0	0
50020030	+(-) Other unrealized items	-18,256	-20,126
50030000	+(-) Items related to investing activities	178,040	132,748
50030010	Depreciation and amortization for the period	204,907	215,904
50030020	(-)+ Gain or loss on sale of property, plant and equipment	-2,576	-29,740
50030030	+(-) Loss (reversal) impairment	0	0
50030040	(-)+ Equity in results of associates and joint ventures	0	0
50030050	(-) Dividends received	0	0
50030060	(-) Interest received	-16,984	-19,486
50030070	(-) Foreign exchange fluctuation	-7,307	-53,414
50030080	(-)+ Other inflows (outflows) of cash	0	19,484
50040000	+(-) Items related to financing activities	52,128	143,754
50040010	(+) Accrued interest	23,272	120,392
50040020	(+) Foreign exchange fluctuation	0	0
50040030	(+) Financial Instruments	28,856	23,362
50040040	(-)+ Other inflows (outflows) of cash	0	0
50050000	Cash flows before income tax	95,742	715,355
50060000	Cash flows from used in operating activities	-231,675	-281,153
50060010	+(-) Decrease (increase) in trade accounts receivable	66,852	-59,838
50060020	+(-) Decrease (increase) in inventories	-13,240	-15,111
50060030	+(-) Decrease (increase) in other accounts receivable	(373,581)	-660,898
50060040	+(-) Increase (decrease) in trade accounts payable	13,258	-67,530
50060050	+(-) Increase (decrease) in other liabilities	83,329	532,968
50060060	+(-) Income taxes paid or returned	-8,293	-10,744
50070000	Net cash flows from (used in) provided by operating activities	-135,933	434,202
Investing activities
50080000	Net cash flows from used in investing activities	-812,706	-24,206
50080010	(-) Permanent investments	0	0
50080020	+ Disposition of permanent investments	0	0
50080030	(-) Investment in property, plant and equipment	-1,083,728	-716,047
50080040	+ Sale of property, plant and equipment	276,886	719,040
50080050	(-) Temporary investments	0	0
50080060	+ Disposition of temporary investments	0	0
50080070	(-) Investment in intangible assets	-5,864	-27,199
50080080	+ Disposition of intangible assets	0	0
50080090	(-) Acquisitions of ventures	0	0
50080100	+ Dispositions of ventures	0	0
50080110	+ Dividend received	0	0
50080120	+ Interest received	0	0
50080130	+(-) Decrease (increase) advances and loans to third parts	0	0
50080140	-(+) Other inflows (outflows) of cash	0	0
Financing activities
50090000	Net cash flow from provided by financing activities	279,866	1,706,445
50090010	+ Financial debt	570,792	294,144
50090020	+ Stock market financing	0	0
50090030	+ Other financing	0	0
50090040	(-) Payments of financial debt amortization	-267,677	-1,018,724
50090050	(-) Stock market financing amortization	0	0
50090060	(-) Other financing amortization	0	0
50090070	+(-) Increase (decrease) in capital stock	0	508,614
50090080	(-) Dividends paid	0	0
50090090	+ Premium on issuance of shares	0	2,023,663
50090100	+ Contributions for future capital increases	0	0
50090110	(-) Interest expense	-15,999	-62,039
50090120	(-) Repurchase of shares	0	0
50090130	(-)+ Other inflows (outflows) of cash	-7,250	-39,213

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE		QUARTER:	03	YEAR:	2014
CODE: VOLAR

STATEMENT OF CASH FLOWS

NEW YORK STOCK
EXCHANGE CODE: VLRS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013
CONSOLIDATED
(Thousands of Mexican Pesos)

Ref	Account/Subaccount	Current year	Previous year
		Amount	Amount
50100000	Net (decrease) increase in cash and cash equivalents	-668,773	2,116,441
50110000	Net foreign exchange differences on the cash balance	32,337	35,077
50120000	Cash and cash equivalents at beginning of period	2,450,773	822,076
50130000	Cash and cash equivalents at end of period	1,814,337	2,973,594

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE		QUARTER:	03	YEAR:	2014
CODE: VOLAR

NEW YORK STOCK	DISCUSSION AND ANALYSIS OF THE	PAGE 1 / 10
EXCHANGE CODE: VLRS	ADMINISTRATION ON THE RESULTS OF
OPERATIONS AND FINANCIAL CONDITION OF THE
	COMPANY	CONSOLIDATED

Volaris Reports Third Quarter 2014 Net Profits and Net Margin Expansion on Improving Non-Ticket Revenues per Passenger

Mexico City, Mexico October 22, 2014 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico and the United States, today announced its financial results for the third quarter 2014.

Third Quarter 2014 Highlights Performance in a Recovering Environment with Capacity Discipline

The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). Unless otherwise stated, all comparisons with prior periods refer to the third quarter of 2013.

•	Total operating revenues were Ps.3,995 million for the third quarter, an increase of 7% as compared to last year as a result of record non-ticket revenue per passenger.

•	Non-ticket revenues increased 48% as compared to last year, reaching Ps.742 million. Non-ticket revenue per passenger increased 44%, reaching Ps.281 (US$21), continuing with product unbundling and customer acceptance.

•	Total operating revenue per available seat mile (TRASM) increased to Ps.127.6 cents (US$9.5 cents), a 1% increase as compared to last year.

•	Operating expenses per available seat mile (CASM) increased 2% as compared to last year, reaching Ps.116.0 cents (US$8.6cents). CASM expressed in US cents decreased 2% for the quarter year over year.

•	Adjusted EBITDAR was Ps.1,085 million, a 7% increase year over year with an Adjusted EBITDAR margin of 27.2%

•	Net income reached Ps.347 million, a 37% increase year over year and net margin of 9%, a net margin improvement of 2 percentage points. (Ps.0.34 per share / US$0.26 per ADS).

Volaris CEO Enrique Beltranena commented: “After navigating difficult challenges in the last twelve months, we are reporting net profits and net margin expansion, along with improved financial and operating results. We continued managing capacity for profitability in a disciplined way. While the Mexican economy has been gradually regaining growth, and the Mexican air travel market has seen slight improvements in the peak travel season, our financial and operating results begin to demonstrate recovered performance and the long term value creation potential of our business model. Third quarter highlights include expanding net margins, on the back of record non-ticket revenue per passenger, and continued cost control discipline. We have experienced tailwinds in fuel costs with the recent drop in oil prices and we would expect this benefit for our ULCC model to continue in the short term.”

Improving Macroeconomic Environment with the challenge of Hurricane Odile

•	The Mexican macroeconomic environment:

•	GDP growth estimates for the full year are 2.5%, according to the September 2014 Mexican Central Bank survey.

•	Consumer confidence decreased 2.4% year over year in September of 2014.

•	The Mexican General Economic Activity Indicator (IGAE) increased 2.5% in July of 2014 compared to the same period in 2013.

•	Exchange rate factors: The Mexican peso depreciated 2% year over year against the US dollar, as the exchange rate devalued from an average of Ps.12.91 pesos per US dollar in the third quarter of 2013 to Ps.13.11 pesos per US dollar during the third quarter of 2014.

•	Lower fuel prices: The average economic fuel cost per gallon decreased 1% year over year in the third quarter of 2014.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE		QUARTER:	03	YEAR:	2014
CODE: VOLAR

NEW YORK STOCK	DISCUSSION AND ANALYSIS OF THE	PAGE 2 / 10
EXCHANGE CODE: VLRS	ADMINISTRATION ON THE RESULTS OF
OPERATIONS AND FINANCIAL CONDITION OF THE
	COMPANY	CONSOLIDATED

•	Hurricane Odile: In September 2014, as a result of adverse weather conditions and airport shutdowns in connection with Hurricane “Odile”, Volaris canceled 40 flights to San José del Cabo and La Paz, representing 0.5% of the total capacity for the month. Volaris worked in coordination with the federal, state, and local authorities to assist people who were stranded, transporting more than 7,000 passengers on 96 humanitarian aid flights.

Volaris ULCC Model Performs Well in a Recovering Market Environment

•	Unit revenue improvement: Year over year TRASM increased 1%, with signs of yield stabilization.

•	Focused on international growth and domestic capacity discipline: Domestic market capacity grew only 3%, reflecting capacity discipline and supporting yield recovery, while international market capacity increased 18%, responding to a stronger fare environment.

•	Non-ticket revenues growth: Non-ticket revenues excluding cargo per passenger increased 58% year over year. Our non-ticket revenues strategy continued to advance as we expanded the ancillary services selection, introduced revenue management techniques on some services and our customers gained a deeper understanding and appreciation of the unbundled service offerings.

•	Air traffic volume increase: The DGAC (Dirección General de Aeronáutica Civil) reported an overall passenger increase for Mexican carriers of 9.5% for the first eight months of 2014 and Volaris market share among Mexican carriers remained at 23.2% in both domestic and international markets, the second largest among them.

•	New routes and operations launch: During the third quarter, Volaris opened nine new point-to-point routes (seven domestic and two international), focusing on our VFR customer base both in the domestic and the Mexico-US market, and improving our presence in Monterrey.

Third Quarter Operating Revenues: Key Revenue Metrics Demonstrate Signs of Recovery as Non-Ticket Revenues Expand

Volaris booked 2.6 million passengers in the third quarter 2014. This equates to a 3% growth rate in the third quarter 2014 as compared to the third quarter 2013.

Volaris traffic (measured in terms of revenue passenger miles, or RPMs) increased 2% in the third quarter 2014 year over year.

For the third quarter 2014, Volaris’ total operating revenues were Ps.3,995 million, an increase of 7% year over year. Average fare decreased 2% year over year in the third quarter 2014.

During the third quarter 2014, our non-ticket revenues and non-ticket revenue per passenger reached Ps.742 million and Ps.281 (US$21), respectively. Non-ticket revenues excluding cargo per passenger increased 58% in the third quarter year over year.

Passenger revenue per available seat mile (RASM) was 5% lower compared to the third quarter 2013, and total operating revenue per available seat mile (TRASM) was 1% higher, as a result of improving fare environment and stronger non-ticket revenues.

Rigorous Cost Discipline: Capacity Discipline and Exchange Rate Impact Unit Costs

CASM for the third quarter 2014 was Ps.116.0 cents (US$8.6 cents), a 2% increase compared to the third quarter of 2013, driven by a higher average exchange rate during the quarter and lower capacity growth reflecting capacity discipline. On a US dollar basis, our CASM decreased 2% compared to the same period in 2013.

Our operating expenses

Fuel expense amounted to Ps.1,455 million, in the third quarter of 2014, 4.0% higher than in the same period of the prior year. This variation primarily resulted from an increase of 6.5% in our capacity, measured in terms of available seat miles (ASMs), and a decrease in the average economic fuel cost of 1.0%.

The item of aircraft and engine rent expense for the third quarter of 2014 increased 13.5% compared to the same period of the prior year. This increase was primarily due to the increase in the size of our fleet of 9.1%, and in the average exchange rate of 1.5%.

The item of navigation, landing, and take-off services amounted to Ps.532 million for the third quarter of 2014. This item increased 6.7% compared to the same period of 2013, as a result of an increase in our departures.

The item of selling, marketing, and distribution expenses for the third quarter of 2014 increased 32.6%, compared to the same period of the prior year. This increase resulted mainly from the increase in our operating income, as well as the advertising effort made to promote sales related to our new routes.

Depreciation and amortization expense for the third quarter of 2014 increased 7.5%, mainly due to an increase in the amortization of major maintenance events associated with our fleet.

The item of other expenses increased 26.9% during the third quarter of 2014, compared with the same period of the last year, mainly due to an increase in technology and communication expenses and other administrative costs.

The movement in the comprehensive financing result was mainly due to the increase in the foreign exchange gain recorded during the third quarter of 2014 (Ps.116 million and Ps.26 million for the third quarter of 2014 and 2013, respectively). Additionally, during third quarter 2013, the Company paid a debt prepayment premium which was recorded as finance cost in the consolidated statement of operations.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE		QUARTER:	03	YEAR:	2014
CODE: VOLAR

NEW YORK STOCK	DISCUSSION AND ANALYSIS OF THE	PAGE 3 / 10
EXCHANGE CODE: VLRS	ADMINISTRATION ON THE RESULTS OF
OPERATIONS AND FINANCIAL CONDITION OF THE
	COMPANY	CONSOLIDATED

Young and Fuel Efficient Fleet: Increasing Cost Efficiency

As of September 30, 2014, the Company’s fleet was comprised of 48 aircraft (29 A320s and 19 A319s), with an average age of 4.3 years. We expect to end the year with 50 aircraft.

Strong Balance Sheet and Good Liquidity

As of September 30, 2014, Volaris had Ps.1,814 million in unrestricted cash and cash equivalents. The Company recorded negative net debt (or a positive net cash position) of Ps. 922 million and total equity was Ps.3,847 million.

During the third quarter 2014, Volaris incurred capital expenditures of Ps.370 million, which included pre-delivery payments for future deliveries of aircraft net of refunds of Ps.152 million and acquisitions of rotable spare parts, furniture and equipment of Ps.218 million.

Investors are urged to carefully read the Company’s periodic reports filed with or furnished to the Securities and Exchange Commission, for additional information regarding the Company.

Analyst Coverage

Firm	Analyst
Barclays	Benjamin M. Theurer
Cowen Securities	Helane Becker
Deutsche Bank	Michael Linenberg
Evercore Partners	Duane Pfennigwerth
Itaù Unibanco	Renato Salomone
Morgan Stanley	Eduardo Couto
Santander	Ana Gabriela Reynal
UBS	Victor Mizusaki

Conference Call/Webcast Details:

Volaris will conduct a conference call to discuss these results on October 23, 2014, at 2:30 p.m. ET. A live audio webcast of the conference call will be available to the public on a listen-only basis at http://ir.volaris.com

About Volaris:

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico and the United States. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 130 and its fleet from four to 50 aircraft. Volaris offers more than 220 daily flight segments on routes that connect 36 cities in Mexico and 17 cities in the United States with the youngest aircraft fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States. Volaris has received the ESR Award for Social Corporate Responsibility for five consecutive years.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE		QUARTER:	03	YEAR:	2014
CODE: VOLAR

NEW YORK STOCK	DISCUSSION AND ANALYSIS OF THE	PAGE 4 / 10
EXCHANGE CODE: VLRS	ADMINISTRATION ON THE RESULTS OF
OPERATIONS AND FINANCIAL CONDITION OF THE
	COMPANY	CONSOLIDATED

For more information, please visit: www.volaris.com

Forward-looking Statements:

Statements in this release contain various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which represent the Company’s expectations or beliefs concerning future events. When used in this release, the words “expects,” “estimates,” “plans,” “anticipates,” “indicates,” “believes,” “forecast,” “guidance,” “outlook,” “may,” “will,” “should,” “seeks,” “targets” and similar expressions are intended to identify forward-looking statements. Similarly, statements that describe the Company’s objectives, plans or goals, or actions the Company may take in the future, are forward-looking statements. Forward-looking statements include, without limitation, statements regarding the Company’s intentions and expectations regarding the delivery schedule of aircraft on order, announced new service routes and customer savings programs. All forward-looking statements in this release are based upon information available to the Company on the date of this release. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise. Forward-looking statements are subject to a number of factors that could cause the Company’s actual results to differ materially from the Company’s expectations, including the competitive environment in the airline industry; the Company’s ability to keep costs low; changes in fuel costs; the impact of worldwide economic conditions on customer travel behavior; the Company’s ability to generate non-ticket revenues; and government regulation. Additional information concerning these and other factors is contained in the Company’s Securities and Exchange Commission filings.

Investor Relations Contact:

Andrés Pliego / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media Contact:

Cynthia Llanos / cllanos@gcya.net / +52 1 55 4577 0803

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE		QUARTER:	03	YEAR:	2014
CODE: VOLAR

NEW YORK STOCK	DISCUSSION AND ANALYSIS OF THE	PAGE 5 / 10
EXCHANGE CODE: VLRS	ADMINISTRATION ON THE RESULTS OF
OPERATIONS AND FINANCIAL CONDITION OF THE
	COMPANY	CONSOLIDATED

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Financial and Operating Indicators

Unaudited (In Mexican pesos, except otherwise indicated)	Three months ended September 30, 2014 (US Dollars)*	Three months ended September 30, 2014	Three months ended September 30, 2013	Variance (%)
Total operating revenues (millions)	297	3,995	3,722	7.3%
Total operating expenses (millions)	270	3,634	3,348	8.5%
EBIT (millions)	27	361	374	(3.5%)
EBIT margin	9.0%	9.0%	10.0%	(1.0	)pp
Adjusted EBITDA (millions)	33	447	454	(1.5%)
Adjusted EBITDA margin	11.2%	11.2%	12.2%	(1.0	)pp
Adjusted EBITDAR (millions)	81	1,085	1,016	6.8%
Adjusted EBITDAR margin	27.2%	27.2%	27.3%	(0.1	)pp
Net income (millions)	26	347	254	36.9%
Net margin	8.7%	8.7%	6.8%	1.9	pp
Earnings per share:
Basic	0.03	0.34	0.30	13.8%
Diluted	0.03	0.34	0.29	16.8%
Earnings per ADS:
Basic	0.26	3.43	3.02	13.8%
Diluted	0.26	3.43	2.94	16.8%
Weighted average shares outstanding:
Basic	—	1,011,876,677	840,686,376	20.4%
Diluted	—	1,011,876,677	863,256,287	17.2%

Available seat miles (ASMs) (millions)	—	3,132	2,939	6.5%
Domestic	—	2,310	2,241	3.1%
International	—	821	698	17.6%
Revenue passenger miles (RPMs) (millions)	—	2,611	2,573	1.5%
Domestic	—	1,901	1,974	-3.7%
International	—	710	600	18.4%
Load factor	—	83.4%	87.5%	(4.1	)pp
Domestic	—	82.3%	88.1%	(5.8	)pp
International	—	86.5%	85.9%	0.6	pp

Total operating revenue per ASM (TRASM) (cents)	9.5	127.6	126.6	0.7%
Passenger revenue per ASM (RASM) (cents)	7.7	103.9	109.5	(5.2%)
Passenger revenue per RPM (Yield) (cents)	9.3	124.6	125.1	(0.4%)
Average fare	91.7	1,233	1,253	(1.5%)
Non-ticket revenue per passenger	20.9	281	196	43.8%
Non-ticket revenue excluding cargo per passenger	19.4	261	165	58.4%
Operating expenses per ASM (CASM) (cents)	—	116.0	113.9	1.9%
Operating expenses per ASM (CASM) ( US cents)	—	8.6	8.8	(1.5%)
CASM ex fuel (cents)	—	69.6	66.3	5.0%
CASM ex fuel (US cents)	—	5.2	5.1	1.5%

Booked passengers (thousands)	—	2,638	2,570	2.6%
Departures	—	19,862	18,619	6.7%
Block hours	—	51,894	49,172	5.5%
Fuel gallons consumed (millions)	—	37.0	35.2	5.1%
Average economic fuel cost per gallon	2.9	39.3	39.7	(1.0%)
Aircraft at end of period	—	48	44	9.1%
Average aircraft utilization (block hours)	—	12.5	12.9	(3.1%)
Average exchange rate	—	13.11	12.91	1.5%

*Peso amounts were converted to US dollars at the rate of Ps. 13.4541 for convenience purposes only.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE		QUARTER:	03	YEAR:	2014
CODE: VOLAR

NEW YORK STOCK	DISCUSSION AND ANALYSIS OF THE	PAGE 6 / 10
EXCHANGE CODE: VLRS	ADMINISTRATION ON THE RESULTS OF
OPERATIONS AND FINANCIAL CONDITION OF THE
	COMPANY	CONSOLIDATED

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Financial and Operating Indicators

Unaudited (In Mexican pesos, except otherwise indicated)	Nine months ended September 30, 2014 (US Dollars)*	Nine months ended September 30, 2014	Nine months ended September 30, 2013	Variance (%)
Total operating revenues (millions)	749	10,078	9,819	2.6%
Total operating expenses (millions)	766	10,301	9,305	10.7%
EBIT (millions)	(17)	(222)	514	NA
EBIT margin	(2.2%)	(2.2%)	5.2%	(7.4	)pp
Adjusted EBITDA (millions)	(1)	(17)	730	NA
Adjusted EBITDA margin	(0.2%)	(0.2%)	7.4%	(7.6	)pp
Adjusted EBITDAR (millions)	137	1,842	2,322	(20.7%)
Adjusted EBITDAR margin	18.3%	18.3%	23.7%	(5.4	)pp
Net (loss) income (millions)	(7)	(98)	362	NA
Net margin	(1.0%)	(1.0%)	3.7%	(4.7	)pp
Earnings per share:
Basic	(0.01)	(0.10)	0.45	NA
Diluted	(0.01)	(0.10)	0.43	NA
Earnings per ADS:
Basic	(0.07)	(0.97)	4.48	NA
Diluted	(0.07)	(0.97)	4.32	NA
Weighted average shares outstanding:
Basic	—	1,011,876,677	815,953,698	24.0%
Diluted	—	1,011,876,677	847,041,525	19.5%

Available seat miles (ASMs) (millions)	—	8,797	7,954	10.6%
Domestic	—	6,558	6,063	8.2%
International	—	2,239	1,891	18.4%
Revenue passenger miles (RPMs) (millions)	—	7,211	6,674	8.0%
Domestic	—	5,304	5,041	5.2%
International	—	1,907	1,633	16.7%
Load factor	—	82.0%	83.9%	(1.9	)pp
Domestic	—	80.9%	83.1%	(2.2	)pp
International	—	85.2%	86.4%	(1.2	)pp

Total operating revenue per ASM (TRASM) (cents)	8.5	114.6	123.4	(7.2%)
Passenger revenue per ASM (RASM) (cents)	6.9	92.8	105.4	(12.0%)
Passenger revenue per RPM (Yield) (cents)	8.4	113.2	125.6	(9.9%)
Average fare	84.4	1,135	1,267	(10.4%)
Non-ticket revenue per passenger	19.8	266	217	23.0%
Non-ticket revenue excluding cargo per passenger	18.0	242	174	38.8%
Operating expenses per ASM (CASM) (cents)	—	117.1	117.0	0.1%
Operating expenses per ASM (CASM) (US cents)	—	8.7	9.0	(3.2%)
CASM ex fuel (cents)	—	70.6	70.3	0.5%
CASM ex fuel (US cents)	—	5.2	5.4	(2.8%)

Booked passengers (thousands)	—	7,192	6,620	8.6%
Departures	—	55,183	50,442	9.4%
Block hours	—	145,945	134,244	8.7%
Fuel gallons consumed (millions)	—	102.7	94.6	8.6%
Average economic fuel cost per gallon	3.0	39.8	39.3	1.3%
Aircraft at end of period	—	48	44	9.1%
Average aircraft utilization (block hours)	—	12.4	12.3	1.2%
Average exchange rate	—	13.12	12.68	3.4%

*Peso amounts were converted to US dollars at the rate of Ps. 13.4541 for convenience purposes only.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE		QUARTER:	03	YEAR:	2014
CODE: VOLAR

NEW YORK STOCK	DISCUSSION AND ANALYSIS OF THE	PAGE 7 / 10
EXCHANGE CODE: VLRS	ADMINISTRATION ON THE RESULTS OF
OPERATIONS AND FINANCIAL CONDITION OF THE
	COMPANY	CONSOLIDATED

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Operations

Unaudited (In millions of Mexican pesos)	Three months ended September 30, 2014 (US Dollars)*	Three months ended September 30, 2014	Three months ended September 30, 2013	Variance (%)
Operating revenues:
Passenger	242	3,253	3,219	1.1%
Non-ticket	55	742	503	47.5%
	297	3,995	3,722	7.3%
Other operating income	—	(5)	(7)	(33.8%)
Fuel	108	1,455	1,400	4.0%
Aircraft and engine rent expense	47	637	562	13.5%
Landing, take-off and navigation expenses	40	532	498	6.7%
Salaries and benefits	29	395	397	(0.4%)
Sales, marketing and distribution expenses	18	238	179	32.6%
Maintenance expenses	12	167	138	20.9%
Other operating expenses	9	127	100	26.9%
Depreciation and amortization	6	87	81	7.5%
Operating expenses	270	3,634	3,348	8.5%
Operating income	27	361	374	(3.5%)
Finance income	—	7	7	(0.6%)
Finance cost	(1)	(9)	(84)	(88.9%)
Exchange gain , net	9	116	26	>100%
Comprehensive financing result	8	113	(51)	NA
Income before income tax	35	474	323	46.8%
Income tax expense	(9)	(127)	(69)	82.7%
Net income	26	347	254	36.9%
Attribution of net income:
Equity holders of the parent	26	347	254	36.9%
Non-controlling interest	—	—	—	NA
Net income	26	347	254	36.9%

*Peso amounts were converted to US dollars at the rate of Ps. 13.4541 for convenience purposes only.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE		QUARTER:	03	YEAR:	2014
CODE: VOLAR

NEW YORK STOCK	DISCUSSION AND ANALYSIS OF THE	PAGE 8 / 10
EXCHANGE CODE: VLRS	ADMINISTRATION ON THE RESULTS OF
OPERATIONS AND FINANCIAL CONDITION OF THE
	COMPANY	CONSOLIDATED

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Operations

Unaudited (In millions of Mexican pesos)	Nine months ended September 30, 2014 (US Dollars)*	Nine months ended September 30, 2014	Nine months ended September 30, 2013	Variance (%)
Operating revenues:
Passenger	607	8,163	8,385	(2.6%)
Non-ticket	142	1,915	1,434	33.6%
	749	10,078	9,819	2.6%
Other operating income	(1)	(9)	(33)	(72.8%)
Fuel	304	4,088	3,716	10.0%
Aircraft and engine rent expense	138	1,860	1,592	16.8%
Landing, take-off and navigation expenses	117	1,577	1,417	11.3%
Salaries and benefits	87	1,174	1,144	2.7%
Sales, marketing and distribution expenses	44	590	525	12.4%
Maintenance expenses	35	473	430	10.0%
Other operating expenses	25	342	297	15.2%
Depreciation and amortization	15	205	216	(5.1%)
Operating expenses	766	10,301	9,305	10.7%
Operating (loss) income	(17)	(222)	514	NA
Finance income	1	17	19	(12.8%)
Finance cost	(2)	(23)	(120)	(80.7%)
Exchange gain , net	8	112	46	>100%
Comprehensive financing result	8	106	(55)	NA
(Loss) income before income tax	(8)	(116)	459	NA
Income tax benefit (expense)	1	18	(97)	NA
Net (loss) income	(7)	(98)	362	NA
Attribution of net (loss) income:
Equity holders of the parent	(7)	(98)	366	NA
Non-controlling interest	—	—	(3)	NA
Net (loss) income	(7)	(98)	362	NA

*Peso amounts were converted to US dollars at the rate of Ps. 13.4541 for convenience purposes only.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE		QUARTER:	03	YEAR:	2014
CODE: VOLAR

NEW YORK STOCK	DISCUSSION AND ANALYSIS OF THE	PAGE 9 / 10
EXCHANGE CODE: VLRS	ADMINISTRATION ON THE RESULTS OF
OPERATIONS AND FINANCIAL CONDITION OF THE
	COMPANY	CONSOLIDATED

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Financial Position

(In millions of Mexican pesos)	September 30, 2014 Unaudited (US Dollars)*	September 30, 2014 Unaudited	December 31, 2013 Audited

Assets
Cash and cash equivalents	135	1,814	2,451
Accounts receivable	41	547	602
Inventories	9	127	114
Prepaid expenses and other current assets	17	225	323
Financial instruments	—	—	11
Guarantee deposits	48	651	499
Total current assets	250	3,365	4,000
Rotable spare parts, furniture and equipment, net	148	1,992	1,341
Intangible assets, net	5	61	79
Deferred income tax	26	349	305
Guarantee deposits	214	2,881	2,603
Other assets	4	53	49
Total assets	647	8,701	8,378
Liabilities
Unearned transportation revenue	111	1,495	1,393
Accounts payable	40	541	537
Accrued liabilities	76	1,018	1,033
Taxes and fees payable	45	605	599
Financial instruments	6	83	32
Financial debt	20	271	268
Other liabilities	1	9	9
Total short-term liabilities	299	4,022	3,872
Financial instruments	3	43	74
Financial debt	46	621	294
Accrued liabilities	8	108	138
Other liabilities	1	16	11
Employee benefits	—	7	5
Deferred income taxes	3	37	22
Total liabilities	361	4,854	4,415
Equity
Capital stock	221	2,974	2,974
Treasury shares	(8)	(108)	(108)
Contributions for future capital increases	—	—	—
Legal reserve	3	38	38
Additional paid-in capital	133	1,786	1,786
Accumulated losses	(56)	(759)	(661)
Accumulated other comprehensive losses	(6)	(84)	(66)
Total equity attributable to equity holders of the parent	286	3,847	3,962
Non-controlling interest	—	—	—
Total equity	286	3,847	3,962
Total liabilities and equity	647	8,701	8,378
Total shares outstanding basic and diluted		1,011,876,677	1,011,876,677

*Peso amounts were converted to US dollars at the rate of Ps. 13.4541 for convenience purposes only.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE		QUARTER:	03	YEAR:	2014
CODE: VOLAR

NEW YORK STOCK	DISCUSSION AND ANALYSIS OF THE	PAGE 10 / 10
EXCHANGE CODE: VLRS	ADMINISTRATION ON THE RESULTS OF
OPERATIONS AND FINANCIAL CONDITION OF THE
	COMPANY	CONSOLIDATED

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Cash Flows – Cash Flow Data Summary

Unaudited (In millions of Mexican pesos)	Three months ended September 30, 2014 (US Dollars)*	Three months ended September 30, 2014	Three months ended September 30, 2013
Net cash flow used in operating activities	(3)	(42)	(192)
Net cash flow used in investing activities	(27)	(370)	(163)
Net cash flow provided by financing activities	7	96	2,157
(Decrease) increase in cash and cash equivalents	(23)	(316)	1,802
Net foreign exchange differences	3	42	46
Cash and cash equivalents at beginning of period	155	2,088	1,126
Cash and cash equivalents at end of period	135	1,814	2,974

*Peso amounts were converted to US dollars at the rate of Ps. 13.4541 for convenience purposes only.

Unaudited (In millions of Mexican pesos)	Nine months ended September 30, 2014 (US Dollars)*	Nine months ended September 30, 2014	Nine months ended September 30, 2013
Net cash flow (used in) provided by operating activities	(10)	(136)	434
Net cash flow used in investing activities	(60)	(813)	(24)
Net cash flow provided by financing activities	21	280	1,706
(Decrease) increase in cash and cash equivalents	(50)	(669)	2,116
Net foreign exchange differences	2	32	35
Cash and cash equivalents at beginning of period	182	2,451	822
Cash and cash equivalents at end of period	135	1,814	2,974

*Peso amounts were converted to US dollars at the rate of Ps. 13.4541 for convenience purposes only.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE		QUARTER:	03	YEAR:	2014
CODE: VOLAR

	FINANCIAL STATEMENT NOTES

NEW YORK STOCK		PAGE 1 / 8
EXCHANGE CODE: VLRS

		CONSOLIDATED

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

At September 30, 2014 and December 31, 2013 and for the nine months period ended September 30, 2014 and 2013

(In thousands of Mexican pesos and thousands of U.S. dollars,

except when indicated otherwise)

1. Corporate information

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Controladora”) was incorporated in Mexico in accordance with Mexican corporate laws on October 27, 2005.

Controladora and its subsidiaries (The “Company”) are domiciled in Mexico, City at Av. Antonio Dovali Jaime No. 70, 13th Floor, Tower B, Colonia Zedec Santa Fe, México D.F.

The Company, through its subsidiary, Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V. (“Concesionaria”), has a concession to provide air transportation services for passengers, cargo and mail throughout Mexico and abroad. The Company is listed on the Mexican Stock Exchange (“BMV”) and on the New York Stock Exchange (NYSE).

2. Basis of preparation

The unaudited interim condensed consolidated financial statements for the three months ended September 30, 2014 have been prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company’s consolidated financial statements as of December 31, 2013.

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2013.

Basis of measurement and presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared under the historical cost convention, except for derivative financial instruments that are measured at fair value. The carrying value of recognized financial assets and liabilities that are designated and accounted for as cash flow hedges are adjusted to record changes in fair values attributable to the risks that are being hedged.

Non-controlling interests represent the portion of profits or losses and net assets representing ownership interests in subsidiaries not held by the Company. Non-controlling interests are presented separately in the consolidated statement of comprehensive income and in equity in the consolidated statement of financial position separately from the Company’s own equity.

Acquisitions of non-controlling interest are recognized as equity transactions (transactions with owners in their capacity as owners). The carrying amounts of the controlling and non controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid are recognized directly in equity and attributed to the owners of the parent.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE		QUARTER:	03	YEAR:	2014
CODE: VOLAR

	FINANCIAL STATEMENT NOTES

NEW YORK STOCK		PAGE 2 / 8
EXCHANGE CODE: VLRS

		CONSOLIDATED

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates

The amounts in the accompanying unaudited interim condensed consolidated financial statements have been rounded off to thousands of Mexican pesos, except when otherwise were indicated. The total amounts and percentages may not accurately reflect the absolute amounts in this document due to rounding off.

3. Significant entities of the Group

Significant subsidiaries

At September 30, 2014 there were no changes in the significant subsidiaries of the Group from those disclosed at December 31, 2013.

4. Significant accounting judgments, estimates and assumptions

The preparation of these financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities at the date of the Company’s consolidated financial statements.

Certain of the Company’s accounting policies reflect significant judgments, assumptions or estimates about matters that are both inherently uncertain and material to the Company financial position or results of operations.

Actual results could differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimate is revised. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

i) Aircraft maintenance deposits paid to lessors

The Company makes certain assumptions at the inception of a lease and at each reporting date to determine the recoverability of maintenance deposits. The key assumptions include the estimated time between the maintenance events, the date the aircraft is due to be returned to the lessor and the number of flight hours the aircraft is estimated to be flown before it is returned to the lessor.

ii) Management incentive plan

The Company measures the cost of its equity-settled transactions at fair value at the date the equity benefits are conditionally granted to employees.

The cost of equity-settled transactions is recognized, together with a corresponding increase in other capital reserves in equity, over the period in which the performance and/or service conditions are fulfilled. For grants that vest on meeting performance conditions, compensation cost is recognized when it becomes probable that the performance condition will be met. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest.

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model, including the expected life of the share option, volatility and dividend yield, and making assumptions about them.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE		QUARTER:	03	YEAR:	2014
CODE: VOLAR

	FINANCIAL STATEMENT NOTES

NEW YORK STOCK		PAGE 3 / 8
EXCHANGE CODE: VLRS

		CONSOLIDATED

iii) Deferred taxes

Deferred tax assets are recognized for all available tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Management’s judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning opportunities to advance taxable profit before expiration of available tax losses.

iv) Fair value of financial instruments

Where the fair value of financial assets and financial liabilities recorded in the consolidated statements of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and expected volatility.

v) Impairment of long-lived assets

The Company assesses whether there are any indicators of impairment for long-lived assets annually and at other times when such indicators exist. Impairment exists when the carrying amount of a long-lived asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less cost to sell and its value-in-use. The value-in-use calculation is based on a discounted cash flow model, using the Company’s projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

vi) Allowance for doubtful accounts

An allowance for doubtful accounts receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables.

5. Convenience translation

U.S. dollar amounts at September 30, 2014 shown in the unaudited interim condensed consolidated financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos at September 30, 2014, divided by an exchange rate of Ps.13.4541 per U.S. dollar, as reported by the Mexican Central Bank (Banco de México) as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on September 30, 2014. Such translation should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate. The referred information in U.S. dollars is solely for information purposes and does not represent the amounts are in accordance with IFRS or the equivalent in U.S. dollars in which the transactions were conducted or in which the amounts presented in Mexican pesos can be translated or realized.

6. Seasonality of operations

The results of operations for any interim period are not necessarily indicative of those for the entire year because the business is subject to seasonal fluctuations. The Company expect demand to be greater during the summer in the northern hemisphere, in December and around Easter, which can fall either in the first or second quarter, compared to the rest of the year. The Company and subsidiaries generally experience their lowest levels of passenger traffic in February, September and October, given their proportion of fixed costs, seasonality can affect their profitability from quarter to quarter. This information is provided to allow for a better understanding of the results, however management has concluded that this does not constitute “highly seasonal” as considered by IAS 34.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE		QUARTER:	03	YEAR:	2014
CODE: VOLAR

	FINANCIAL STATEMENT NOTES

NEW YORK STOCK		PAGE 4 / 8
EXCHANGE CODE: VLRS

		CONSOLIDATED

7. Financial instruments

Set out below is an overview of financial instruments by classification, other than cash and short-term deposits, held by the Company at September 30, 2014:

	Loans and receivables

Financial assets:
Accounts receivable, net	Ps.	146,368
Other accounts receivable		46,334

Total	Ps.	192,702

	Amortized cost		Fair value through other comprehensive income
Financial liabilities:
Accounts payable (suppliers) and related parties*	Ps.	541,048	Ps.	—
Financial debt**		271,366		—
Derivative financial instruments		—		83,183

Total current		812,414		83,183

Financial debt		620,706		—
Derivative financial instruments		—		43,456

Total non-current		620,706		43.456

Total	Ps.	1,433,120	Ps.	126,639

*	Includes accounts payable to related parties by an amount of Ps.9,119.
**	Includes accrued interest by an amount of Ps.4,053.

8. Rotable spare parts, furniture and equipment, net

a) The detail of rotable spare parts, furniture and equipment is shown below:

	Gross value				Acumulated depreciation				Net value
	At September 30, 2014		At December 31, 2013		At September 30, 2014		At December 31, 2013		At September 30, 2014		At December 31, 2013
Aircraft parts and rotable spare parts	Ps.	236,483	Ps.	181,676	Ps.	(83,873)	Ps.	(69,436)	Ps.	152,610	Ps.	112,240
Constructions and improvements		76,707		69,056		(51,536)		(40,810)		25,171		28,246
Standardization		89,863		71,371		(44,055)		(31,259)		45,808		40,112
Computer equipment		23,485		22,323		(19,542)		(17,439)		3,943		4,884
Office furniture and equipment		27,692		27,014		(11,137)		(8,398)		16,555		18,616
Electric power equipment		15,491		15,491		(7,678)		(6,281)		7,813		9,210
Motorized transport equipment platform		4,597		4,597		(4,336)		(4,267)		261		330
Communications equipment		7,922		7,545		(3,780)		(3,200)		4,142		4,345
Workshop machinery and equipment		6,776		6,776		(2,029)		(1,526)		4,747		5,250
Service carts on board		5,367		4,505		(2,476)		(1,810)		2,891		2,695
Pre-delivery payments		1,201,686		879,001		—		—		1,201,686		879,001
Workshop tools		11,883		10,395		(9,557)		(8,796)		2,326		1,599
Construction and improvements in process		4,642		8,828		—		—		4,642		8,828
Leasehold improvements to flight equipment		1,034,841		601,845		(515,235)		(375,878)		519,606		225,967

Total	Ps.	2,747,435	Ps.	1,910,423	Ps.	(755,234)	Ps.	(569,100)	Ps.	1,992,201	Ps.	1,341,323

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE		QUARTER:	03	YEAR:	2014
CODE: VOLAR

	FINANCIAL STATEMENT NOTES
NEW YORK STOCK		PAGE 5 / 8
EXCHANGE CODE: VLRS
		CONSOLIDATED

b) During the nine months period ended September 30, 2014 and 2013 the Company acquired rotable spare parts, furniture and equipment with a cost of Ps.1,083,728 and Ps.716,047, respectively.

c) Depreciation expense for the nine months period ended September 30, 2014 and 2013 was Ps.186,292 and Ps.197,250, respectively. This amount was recognized as a component of operating expenses in the unaudited interim condensed consolidated statements of operations.

d) In accordance with the agreement between the Company and Airbus S.A.S. (“Airbus”) and IAE International Aero Engines AG (“IAE”) for the purchase of aircraft and engines, respectively, the Company agreed to make pre-delivery payments prior to the delivery of each aircraft and spare engine. These pre-delivery payments are calculated based on the price of each aircraft and engine, and following a formula established for such purpose in the agreement.

During the nine months period ended September 30, 2014 and 2013, the amounts paid for aircraft pre-delivery payments were Ps.619,063 (US$47.2 million) and Ps.435,752 (US$33.8 million), respectively.

9. Financial liabilities

Financial debt

At September 30, 2014 and December 31, 2013, the Company’s short and long-term debt consists of the following:

	At September 30, 2014		At December 31, 2013
I. Revolving line of credit with Banco Santander (“México”), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (“Santander”) and Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”), in U.S. dollars, to finance pre-delivery payments, maturing on November 1, 2016, bearing annual interest rate at the three-month LIBOR plus 2.50 percentage points.		888,019		559,945
II. Accrued interest		4,053		2,347

		892,072		562,292
Less: Short-term maturities*		271,366		268,468

Long-term total	Ps.	620,706	Ps.	293,824

*	Includes accrued interest by an amount of Ps.4,053

The following table provides a summary of the Company’s principal payments of short and long-term debt obligations and accrued interest at September 30, 2014:

	At September 30, 2015		At September 30, 2016		At September 30, 2017		Total

Foreign currency:
Santander/Bancomext	Ps.	271,366	Ps.	562,748	Ps.	57,958	Ps.	892,072

Total	Ps.	271,366	Ps.	562,748	Ps.	57,958	Ps.	892,072

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE		QUARTER:	03	YEAR:	2014
CODE: VOLAR

	FINANCIAL STATEMENT NOTES
NEW YORK STOCK		PAGE 6 / 8
EXCHANGE CODE: VLRS
		CONSOLIDATED

This loan agreement provides for certain covenants, including limits to the ability to, among others:

i) Incur debt above a specified debt basket unless certain financial ratios are met.

ii) Create liens.

iii) Merge or acquire any other entity without the previous authorization of the Banks.

iv) Dispose of certain assets.

v) Declare and pay dividends, or make any distribution on the Company’s share capital unless certain financial ratios are met.

At September 30, 2014 and December 31, 2013, the Company was in compliance with the covenants under the above-mentioned loan agreements.

10. Operating leases

At September 30, 2014 and December 31,2013 the composition of the fleet is as follows:

Aircraft Type	Model	At September 30, 2014	At December 31, 2013
A319	132	6	7
A319	133	13	13
A320	233	25	20
A320	232	4	4

		48	44

The Company expects to take delivery of three Airbus A320 aircraft in the remainder of 2014 (one of them based on the terms of the original Airbus purchase agreement).

11. Capital

At September 30, 2014 and December 31, 2013, the total number of authorized shares was 1,011,876,677; represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

	Shares
	Fixed Class I	Variable Class II	Total shares
Series A Shares	3,224	877,852,982	877,856,206
Series B Shares	20,956	133,999,515	134,020,471

	24,180	1,011,852,497	1,011,876,677
Treasury shares	—	(20,272,716)	(20,272,716)

	24,180	991,579,781	991,603,961

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE		QUARTER:	03	YEAR:	2014
CODE: VOLAR

	FINANCIAL STATEMENT NOTES

NEW YORK STOCK		PAGE 7 / 8
EXCHANGE CODE: VLRS

		CONSOLIDATED

All shares representing the Company’s capital stock, either Series A shares or Series B shares, grant the holders the same economic rights and there are no preferences and/or restrictions attaching to any class of shares on the distribution of dividends and the repayment of capital. Holders of the Company´s Series A common stock and Series B common stock are entitled to dividends when, and if, declared by a shareholder resolution, subject to the rights of the holders of all series of stock outstanding having priority rights to dividends. The Company’s revolving line of credit with Banco Santander México and Bancomext limit the Company´s ability to declare and pay dividends in the event that the Company fails to comply with the payment terms thereunder.

During the nine months period ended September 30, 2014 and for the year ended December 31, 2013 the Company did not declare any dividends.

12. Income tax

The Company calculates the period income tax expense using the tax rate that would be applicable to the expected total annual earnings.

The major components of income tax expense in the unaudited interim condensed consolidated statement of operations for the nine months period ended September 30, 2014 and 2013 are:

	For the nine month periods ended September 30,
	2014		2013
Current tax expense	Ps.	(2,260)	Ps.	(9,949)
Deferred income tax benefit (expense)		20,737		(86,623)

Total income tax benefit (expense) on profits	Ps.	18,477	Ps.	(96,572)

13. Commitments

Aircraft-related commitments and financing arrangements

Committed expenditures for aircraft purchase related to pre-delivery payments, will be as follows

	Commitment expenditures in U.S. dollars		Commitment expenditures equivalent in Mexican pesos
October-December 2014	US$	14,541	Ps.	195,634
2015		53,535		720,261
2016		41,547		558,981
2017		82,275		1,106,935
2018		119,883		1,612,922
2019 and thereafter		117,247		1,577,456

	US$	429,028	Ps.	5,772,189

Litigation

The Company is a party to legal proceedings and claims that arise during the ordinary course of business. The Company believes the ultimate outcome of these matters will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE		QUARTER:	03	YEAR:	2014
CODE: VOLAR

	FINANCIAL STATEMENT NOTES

NEW YORK STOCK		PAGE 8 / 8
EXCHANGE CODE: VLRS

		CONSOLIDATED

14. Operating segments

The Company is managed as a single business unit that provides air transportation services. The Company has two geographic segments identified.

	For the nine month periods ended September 30,
Revenues:	2014		2013
Domestic (Mexico)	Ps.	7,416,098	Ps.	7,419,656
United States of America		2,662,398		2,399,042

Total revenues	Ps.	10,078,496	Ps.	9,818,698

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE		QUARTER:	03	YEAR:	2014
CODE: VOLAR

	INVESTMENTS IN ASSOCIATES AND JOINT
NEW YORK STOCK	VENTURES		CONSOLIDATED
EXCHANGE: VLRS	(Thousands of Mexican Pesos)

				Total amount
Company name	Principal activity	Number of shares	% Ownership	Acquisition cost	Current value
Total investment in associates				0	0

Notes N/A

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK		QUARTER:	03	YEAR:	2014
EXCHANGE CODE: VOLAR

NEW YORK STOCK
EXCHANGE CODE: VLRS

	BREAKDOWN OF CREDITS		CONSOLIDATED

	(Thousands of Mexican Pesos)

					Maturity or amortization of credits in national currency						Maturity or amortization of credits in foreign currency
					Time interval						Time interval
Credit type /institution	Foreign institution (Yes/No)	Contract signing date	Expiration date	Interest rate	Current year	Until 1 year	Until 2 year	Until 3 year	Until 4 year	Until 5 year or more	Current year	Until 1 year	Until 2 year	Until 3 year	Until 4 year	Until 5 year or more
Banks
Foreign trade
Secured
Commercial banks
Banco Santander-Bancomext (1)	Not	27/07/2011	01/11/2016	LIBOR +2.5%							0	267,313	562,748	57,958	0	0
Other

Total banks					0	0	0	0	0	0	0	267,313	562,748	57,958	0	0

(1)	Revolving line of credit to finance pre-delivery payments. The pre-delivery payments refer to pre-payments made to aircraft and engine manufactures during the manufacturing stage of the aircraft. This financial debt breakdown does not include interests payable at September 30, 2014.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE		QUARTER:	03	YEAR:	2014
CODE: VOLAR

NEW YORK STOCK
EXCHANGE CODE: VLRS

	BREAKDOWN OF CREDITS	CONSOLIDATED
	(Thousands of Mexican Pesos)

					Maturity or amortization of credits in national currency						Maturity or amortization of credits in foreign currency
					Time interval						Time interval
Credit type / institution	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Current year	Until 1 year	Until 2 year	Until 3 year	Until 4 year	Until 5 year or more	Current year	Until 1 year	Until 2 year	Until 3 year	Until 4 year	Until 5 year or more
Stock market
Listed stock exchange
Unsecured
Secured
Private placements
Unsecured
Secured

Total stock market listed in stock exchange and private placement					0	0	0	0	0	0	0	0	0	0	0	0

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE		QUARTER:	03	YEAR:	2014
CODE: VOLAR

NEW YORK STOCK
EXCHANGE CODE: VLRS

	BREAKDOWN OF CREDITS	CONSOLIDATED

	(Thousands of Mexican Pesos)

				Maturity or amortization of credits in national currency						Maturity or amortization of credits in foreign currency
				Time interval						Time interval
Credit type / institution	Foreign institution (Yes/No)	Date of agreement	Expiration date	Current year	Until 1 year	Until 2 year	Until 3 year	Until 4 year	Until 5 year or more	Current year	Until 1 year	Until 2 year	Until 3 year	Until 4 year	Until 5 year or more
Other current and non-current liabilities with cost

Total other current and non-current liabilities with cost				0	0	0	0	0	0	0	0	0	0	0	0

Suppliers
Landing, take-off and navigation	Not			239,984
Fuel	Not			111,503
Administrative expenses	Not			28,163
Sales, marketing and distribution	Not			20,458
Technology and communication	Not			11,907
Maintenance expenses	Not			9,185
Other services	Not			7,218
Maintenance expenses	Yes									31,009
Fuel	Yes									21,435
Technology and communication	Yes									19,344
Aircraft and engine rent expenses	Yes									17,571
Landing, take-off and navigation	Yes									12,350
Administrative expenses	Yes									1,306
Sales, marketing and distribution	Yes									496

Total suppliers				428,418						103,511

Other current and non-current liabilities
Others	Not			2,227,826	33,945	52,831	41,541	24,998	11,176
Others	Yes									355,623	0	43,456	0	0	0

Total other current and non-current liabilities				2,227,826	33,945	52,831	41,541	24,998	11,176	355,623	0	43,456	0	0	0

General total				2,656,244	33,945	52,831	41,541	24,998	11,176	459,134	267,313	606,204	57,958	0	0

NOTES:

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE		QUARTER:	03	YEAR:	2014
CODE: VOLAR

MONETARY FOREIGN CURRENCY POSITION

NEW YORK STOCK
EXCHANGE CODE: VLRS

CONSOLIDATED

	Dollars		Other currencies		Thousands pesos total
Foreign currency position (thousands of pesos)	Thousands of dollars	Thousand pesos	Thousands of dollars	Thousand pesos

Assets	445,918	5,999,425	0	0	5,999,425

Current	140,738	1,893,503	0	0	1,893,503

Non current (1)	305,180	4,105,922	0	0	4,105,922

Liabilities	103,359	1,390,609	0	0	1,390,609

Short - term	53,994	726,447	0	0	726,447

Long term	49,365	664,162	0	0	664,162

Net balance	342,559	4,608,816	0	0	4,608,816

Notes

U.S. dollar amounts at September 30, 2014 have been included solely for the convenience of the reader and are translated from Mexican pesos, using an exchange rate of Ps.13.4541 per U.S. dollar, as reported by the Mexican Central Bank (Banco de México) as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on September 30, 2014.

(1)	Include pre-delivery payments, which are included as part of property, plant and equipment and therefore are not revaluated.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE		QUARTER:	03	YEAR:	2014
CODE: VOLAR

	DEBT INSTRUMENTS

NEW YORK STOCK		PAGE 1 / 2
EXCHANGE CODE: VLRS

		CONSOLIDATED

FINANCIAL LIMITATIONS IN CONTRACT, ISSUED DEED AND / OR TITLE

Revolving line of credit with Banco Santander (“México”), S.A., Institución de Banca Múltiple, Grupo Financiero Santander (“Santander”) and Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”)

This loan agreement provides for certain covenants, including limits to the ability to, among others:

i) Incur debt above a specified debt basket unless certain financial ratios are met.

ii) Create liens.

iii) Merge or acquire any other entity without the previous authorization of the Banks.

iv) Dispose of certain assets.

v) Declare and pay dividends, or make any distribution on the Company’s share capital unless certain financial ratios are met.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE		QUARTER:	03	YEAR:	2014
CODE: VOLAR

	DEBT INSTRUMENTS

NEW YORK STOCK		PAGE 2 / 2
EXCHANGE CODE: VLRS

		CONSOLIDATED

ACTUAL SITUATION OF FINANCIAL LIMITED

In compliance

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE		QUARTER:	03	YEAR:	2014
CODE: VOLAR

	DISTRIBUTION OF REVENUE BY PRODUCT

NEW YORK STOCK
EXCHANGE CODE: VLRS			CONSOLIDATED

	TOTAL INCOME
	(Thousands of Mexican Pesos)

Main products or product line	Net sales		Market share (%)	Main
	Volume	Amount		Trademarks	Customers
National income
Domestic (México)	0	7,416,098	0.00
Export income
United States of America	0	2,662,398	0.00
Income of subsidiaries abroad

Total	0	10,078,496

Notes

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE		QUARTER:	03	YEAR:	2014
CODE: VOLAR

ANALYSIS OF PAID CAPITAL STOCK

NEW YORK STOCK
EXCHANGE CODE: VLRS

CONSOLIDATED

CHARACTERISTICS OF THE SHARES

Series	Nominal value	Valid coupon	Number of shares				Capital stock
			Fixed portion	Variable portion	Mexican	Free subscription	Fixed	Variable
A	0.00000	0	3,224	877,852,982	0	0	9	2,579,714
B	0.00000	0	20,956	133,999,515	0	0	56	393,780

TOTAL			24,180	1,011,852,497	0	0	65	2,973,494

Total number of shares representing the paid in capital stock on the date of sending the information								1,011,876,677

Notes

In thousands of Mexican pesos.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK		QUARTER:	03	YEAR:	2014
EXCHANGE CODE: VOLAR

DERIVATIVE FINANCIAL INSTRUMENTS

NEW YORK STOCK
EXCHANGE CODE: VLRS

PAGE 1 / 2

CONSOLIDATED

Qualitative and quantitative information of the derivatives position of Controladora Vuela Compañía de Aviación, S.A.B. de C.V. y subsidiaries (“Volaris” o la “Compañía”) at September 30, 2014.

1)	Management discussion about the financial derivatives instruments policies, explaining whether these policies allow them to be used only for hedging or other purposes such as negotiation.

The Company´s activities are exposed to different financial risks. The Company’s global risk management program, which is governed by the Hedging Policy and approved by the Board of Directors, is focused on the uncertainty in the financial markets and aims to minimize the adverse effects on the net earnings, while restricting speculation and, accordingly, attempting not to put the Company’s balance sheet at risk. Volaris uses derivative financial instruments to hedge some of these risks and does not engage into derivatives instruments for speculative or negotiation purposes.

The Hedging Policy establishes that derivative financial instruments transactions will be approved and implemented/monitored by various committees, additionally setting minimum liquidity levels, maximum notional, coverage range, markets, counterparties and approved instruments. The fulfillment of the Hedging Policy, and its procedures, are subject to internal and external audits.

The Hedging Policy is conservative regarding approved derivative financial instrument since it only allows plain vanilla simple instruments that maintain an effective correlation with the primary position to be hedged. It is the Company’s objective to ensure that derivative financial instruments held, at all times, qualify for hedge accounting.

Through the use of derivative financial instruments, Volaris aims to transfer a portion of the market risk to its financial counterparties; some of these are best described as follows:

1.	Fuel price risk: Volaris engages in derivative financial instruments aiming to hedge against significant increases and/or sudden increases in the fuel price. Such instruments are negotiated in over the counter (“OTC”) market, with approved counterparties and within approved limits by the Hegding Policy. At the date of this report, the Company has Asian swaps, with U.S. Gulf Coast Jet Fuel 54 as underlying asset, through which it pays fixed amounts and receives amounts based on the average price of the underlying asset within the coverage period. These instruments qualified for hedge accounting and accordingly, their effects are presented as part of fuel cost in the consolidated statements of operations.

2.	Foreign currency risk: The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities; when revenue or expense is denominated in a different from the Company´s functional (including the amount payable arising from U.S. dollar denominated expenses and U.S. dollar linked expenses and payments). To mitigate this risk, the Hedging Policy allows the Company to use foreign exchange derivative financial instruments. As of the date of this report, the Company does not hold foreign currency related derivative financial instruments.

3.	Interest rate risk: The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company´s long term debt obligations and flight equipment operating lease agreements with floating interest rates. The Company’s results are affected by fluctuations in market interest rates due to the impact that such changes may have on lease payments indexed to London Inter Bank Offered Rate (“LIBOR”). The Company uses interest rate swaps to reduce its exposure to fluctuations in market interest rates and accounts for these instruments as an accounting hedge.

Outstanding derivative financial instruments may require collateral to guarantee a portion of the unsettled loss prior to maturity. The amount of collateral delivered in pledge, is presented as part of non-current assets under the caption guarantee deposits, and the amount of the collateral is reviewed and adjusted on a daily basis based on the fair value of the derivative position.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK		QUARTER:	03	YEAR:	2014
EXCHANGE CODE: VOLAR

DERIVATIVE FINANCIAL INSTRUMENTS

NEW YORK STOCK
EXCHANGE CODE: VLRS

PAGE 2 / 2

CONSOLIDATED

Markets and eligible counterparties

The Company only operates in over the counter (“OTC”) markets. To manage counterparty risk, the Company negotiates ISDA agreements with counterparties based on credit assessments, limits overall exposure to any single counterparty and monitors the market position with each counterparty. This risk on derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies. As of September 30, 2014, the Company has in place 9 ISDA agreements and operates through 5 of them.

All of the ISDA agreements have a credit support annex (“CSA”), where credit conditions are defined, among which credit lines and guidelines for margin calls are stipulated, such as minimum amounts and rounding. The execution of derivative financial instruments is distributed among the different counterparties to limit overall exposure to a single one, pursuing an efficient use of the various CSA thresholds to minimize potential margin calls.

2)	Generic description of the valuation techniques, distinguishing instruments that are carried at cost or fair value and the valuation methods and techniques.

The Company uses the valuations received from its counterparties. This fair value is compared against internally developed valuation techniques that are made using valid and recognized methodologies, through which the fair value of derivative financial instruments is estimated based on market levels and variables of the underlying asset, using Bloomberg as the main source of information.

Based on International Financial Reporting Standards (“IFRS”), under which the Company prepares its financial statements, Volaris realizes prospective and retrospective effectiveness tests, whose results must be within the permitted ranges, as well as hedging records where derivative financial instruments are classified according to the type of underlying asset (updated and monitored constantly).

In accordance with IAS 39, derivative financial instruments are recognized on the consolidated statement of financial position at fair value. The effective portion of a cash flow hedge’s gain or loss is recognized in accumulated other comprehensive income (loss) in equity, while the ineffective portion is recognized in current year earnings.

3)	Management discussion on internal and external sources of liquidity that could be used to meet the requirements related to derivative financial instruments

The Hedging Policy establishes that derivative financial instruments transactions will be approved and implemented/monitored by different committees, additionally setting minimum liquidity levels, maximum notional, coverage range, markets, counterparties and approved instruments. The fulfillment of the hedging policy, and its procedures, are subject to internal and external audits. To avoid putting the Company’s balance sheet at risk, the hedging policy establishes liquidity thresholds and Volaris may only enter into new derivative financial instruments positions when we have cash available to support the cost of such coverage.

4)	Changes in exposure to the major risks identified and the administration thereof, contingencies and known or anticipated events by management that may affect future reports.

The Company’s activities are exposed to various financial risks, such as the fuel price risk, foreign currency risk and interest rate risk. During the third quarter of 2014 no significant changes were identified that can modify exposure to the risks described above, a situation that may change in the future.

The Hedging Policy is conservative regarding approved derivative financial instruments, since it only allows plain vanilla instruments that maintain effective correlation with the primary position hedged (in accordance with IFRS standards). Accordingly, changes in the fair value of derivative instruments will solely be the result of changes in the levels or prices of the underlying asset, and it will not modify the hedging objective for which they were initially celebrated.

Outstanding derivative financial instruments may require collateral to guarantee a portion of the unsettled loss prior to maturity. The execution of derivative financial instruments is distributed among its different counterparties to limit overall exposure to a single one, pursuing an efficient use of the various CSA thresholds to minimize potential margin calls.

During the third quarter of 2014, there wasn’t any default on any of the Company’s derivative financial instruments agreements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
MEXICAN STOCK EXCHANGE		QUARTER:	03	YEAR:	2014
CODE: VOLAR

NEW YORK STOCK
EXCHANGE CODE: VLRS

NOTES TO FINANCIAL STATEMENTS

CONSOLIDATED

11040000: At September 30, 2014 and December 31, 2013, this item is comprised mainly of recoverable taxes and other minor receivables.

The tax recoverable balances reported at September 30, 2014 and December 31, 2013 amount to Ps.354,779 and Ps.331,479, respectively.

11060060: At September 30, 2014 and December 31, 2013, this item is comprised mainly of maintenance deposits for flight equipment paid to lessors (maintenance reserves), in the amount of Ps.612,144 and Ps.459,531, respectively.

12030030: At September 30, 2014 and December 31, 2013, this item is comprised mainly of: i) flight equipment improvements (capitalized maintenance) in the amount of Ps.1,034,841 and Ps.601,845, respectively; ii) rotable spare parts amounting to Ps.236,483 and Ps.181,676, respectively, and iii) other minor assets.

12030050: At September 30, 2014 and December 31, 2013, this item is comprised mainly of predelivery payments for aircraft acquisitions in the amount of Ps.1,201,686 and Ps.879,001, respectively, and iii) other minor assets.

12060040: At September 30, 2014 and December 31, 2013, in this item is presented the software.

12080050: At September 30, 2014, this item mainly includes maintenance deposits (maintenance reserves) and security deposits for flight equipment paid to lessors in the amount of Ps.2,408,806 and Ps.442,102, respectively.

At December 31, 2013, this item mainly includes maintenance deposits (maintenance provisions) and security deposits for flight equipment paid to lessors in the amount of Ps.2,147,720 and Ps.404,096, respectively.

21050020: At September 30, 2014 and December 31, 2013, certain taxes, rights, and tariffs are presented in this reference, which include value added tax, federal public transportation tax, federal charges for security review, charges for the use of airport facilities and taxes related to international arrivals and departures that the Company charges passengers n behalf of governmental entities and airports. These taxes, rights and tariffs are paid to those entities periodically.

21060080: At September 30, 2014, this item is comprised of other accrued liabilities and liabilities contracted with related parties in the amount of Ps.1,017,549 and Ps.9,119, respectively.

At December 31, 2013, this item is comprised of other accrued liabilities and liabilities contracted with related parties in the amount of Ps.1,032,682 and Ps.3,036, respectively.

30050000: At September 30, 2014 and December 31, 2013, in this item is included the management incentive plan cost.

30070000: At September 30, 2014 and December 31, 2013, the treasury shares value is presented exclusively in this item.